Exhibit 99.3

April 9, 2017

Via Email and Messenger

Ability Inc. (the “Company”)

Yad Harutzim 14

Tel Aviv, Israel, 6770007

Attn: Anatoly Hurgin, Founding Director and CEO

Dear Anatoly:

Following our discussions at the recent board meetings, it has become clear to me that my approach to assessing risks and managing the Company’s affairs is not aligned with that of the founding directors and controlling shareholders, which makes me unable to contribute to the Company in a productive way. This situation is particularly unhealthy given the various challenges currently facing the Company (a state of affairs that is vastly different from what was presented to me before joining the board), which require a shared vision and broad cooperation among the Company’s controlling shareholders and directors. I note, in particular, your comment at last Wednesday’s board meeting, that if directors don’t believe in you, they could resign. In light of all this, and especially since I joined the board only a few months ago, I do not believe it would be appropriate to continue my service. Accordingly, I hereby resign from the board of directors of the Company (and committees thereof), effective immediately.

I wish you and the Company much success in the future.

Truly yours,

/s/ Amos Malka

Amos Malka

cc:	Alexander Aurovsky, Ability Inc.

Nitzan Sandor, Fischer Bechar Chen Well Orion & Co.

Yossi Vebman, Skadden, Arps, Slate, Meagher & Flom

Michael Jones, Maples & Calder